SARATOGA INTERNATIONAL HOLDINGS CORP.
                    8756 - 122nd Avenue NE Kirkland, WA 98033
                    888-878-9683 425-827-7817 FAX 425-827-221



March 20, 2000


Division of Corporation Finance
United States
Securities and Exchange

Washington, DC  20549

Attn:    Barry N. Summer, Assistant Director
         Mail Stop 4-7

Re:      Saratoga International Holdings Corp.
         Form 10-SB
         File No. 0-29081
         Filed January 24, 2000

Dear Mr. Summer:

An amended Form 10-SB was electronically  filed March 20, 2000. Enclosed are two
(2) copies of the amended Form 10-SB marked to show changes made in response to your comments of February 29, 2000. The amended Form 10-SB includes the addition of unaudited financial statements for the three month periods ended January 31, 1999 and January 31, 2000.

Attached hereto is a separate summary of our responses to your comments with notes of the location of the changes in the revised materials.

We appreciate your promptness in responding to our initial Form 10-SB filing and trust that the amended Form 10-SB includes all of the revisions necessary to meet the requirements of the Rules and Regulations promulgated by the SEC.

Please  contact  Terry  Picken,   Saratoga's  Executive  Vice-President  or  the
undersigned at the above phone and fax numbers should you have any questions or should you require additional information.

Sincerely,


/s/ Patrick F. Charles
----------------------
Patrick F. Charles, President & CEO

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                      Saratoga International Holdings Corp.
                                   Form 10-SB
                                File No. 0-29081
                             Filed January 24, 2000
                     Summary of Responses to SEC Comments of
                                February 29, 2000

The following are our responses to your comments with notes of the location of the changes in the revised materials:

General

Comment Number

1.   "Saratoga": has been used throughout the document to refer to our company.

2. We have attempted to eliminate redundancies that appear throughout the Form 10-SB including the example referred to.

3. Definitions in parenthesis when the meanings clear from their context were eliminated throughout the document including the examples referred to.

Description of Business
Business Activity
Comment Number

4. Paragraph 2 has been added under Business Activity to describe the "technology" needed to be developed to market products and services.

5. Paragraph 3 has been added to describe consideration paid to Internet Interview Inc. for the undeveloped technology.

6. Paragraph 4 has been added to describe the employment contract signed by Mr. Morsey, and other affiliations between and among the parties to this transaction.

7. Paragraph 5 has been revised to describe Saratoga Telecom's updated current marketing plan and the final paragraph of this section has been added to describe Saratoga's overall plan of growth, which was inadvertently omitted with the first filing. Paragraphs 9-12 were added to describe Saratoga's acquisition of Virtual subsequent to the previous filing.

8. Paragraph 6 has been added to describe the status of the technology and paragraph 7 has been revised to describe the number of websites that are actively selling Saratoga phone cards.

9. Paragraph 3 under Plan of Operations has been revised to clarify how a "virtual" card is used.

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

10. Saratoga did not acquire, nor did it otherwise own or operate, any tire and oil distribution businesses and, therefore, Saratoga has no potential environmental liability. Paragraph 5 under the sub caption Organization and General History has been revised to disclose that no tire and oil distribution businesses were acquired.

Management's Discussion and Analysis
Plan of Operation, Page 4
Comment Number

11. The first paragraph of this section has been added to provide an estimate of when Saratoga expects to become operational. Paragraph 11 has been added to describe the plan of operations for Virtual Media.

12. Paragraph 8 has been added to provide disclosures for Cable and Wireless similar to those provided by Teleglobe and the full name has been confirmed as set forth in the added paragraph.

13. Paragraph 19 has been revised to disclose the total dollar amount of proceed raises in the private offerings.

14.      Paragraph 16 has been revised to identify the non-cash charges.

15. Paragraph 20 has been added to describe the terms of the $276,000 Note payable.

16. The $228,000 loss on investment for the year ended October 31, 1999 is discussed in Note 3, Divestiture.

17. There are no transactions with Messrs. Morsey and Capozzi that are required to be disclosed under item 4.04 of Regulation SB.

Financial Statements
     Consolidated Balance Sheet

Comment Number

18. The balance sheet has been revised to reflect common stock subscribed as a reduction of shareholders' equity.

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Financial Statements - Notes
Organization and History
Comment Number

19. This transaction between Knightsbridge (legal acquirer) and Western (accounting acquirer) has been accounted for as a reverse merger since Knightsbridge issued so many shares (11,577,000 shares) to the former owners of Western that they became the majority owners of the resultant combined organization. The result of this event is that the legal and accounting treatments of this transaction will diverge, with the accounting acquirer being the acquirer for financial reporting purposes. In addition, the legal acquirer (i.e. Knightsbridge) changed its name to Western on July 28, 1998, the date of the reverse merger, and this was disclosed in order to alert the reader. Also, as stated, in the fourth paragraph we indicated that the historical financial statements are Westerns and, as such, the historical operations of Knightsbridge were eliminated in consolidation. Thus, the common stock of the legal acquirer remained on the balance sheet while the accumulated deficit balance of Knightsbridge, on the date of the reverse acquisition, was eliminated by adjustment to additional paid in capital. Thus, the balance sheet, statement of operations, stockholders' equity, and cash flow are that of the accounting acquirer, Western.

     Knightsbridge had been a development stage company prior to the reverse merger and had one investment for approximately $306,000 in Language Force Inc., as disclosed in note 10, that was worthless and thus has been written off by new management, Western. In addition, Knightsbridge had approximately $113,000 in liabilities of which $63,000 was paid in fiscal 1998 by the merged entity and $50,000 was forgiven, as disclosed in note 10, in fiscal 1999. Further, Knightsbridge had spent approximately $198,000 on legal and consulting fees to developing their business plans. None of these expenses or equity balance as of the date of the reverse merger are related in any way to the operations of Western.

     As requested the following wording in the fourth paragraph "under the purchase method of accounting" has been deleted.

20. There were no material abandoning or disposing of material operations by Knightsbridge in the 12 months prior to the reverse merger. The shareholders' of Knightsbridge held about 20% of the outstanding stock of Western (i.e. Saratoga) after the reverse merger and only one member from Knightsbridge is now actively involved with Western. Harold P. Capozzi is a member of the board of directors, has no other involvement or responsibilities, and holds about .37% of the outstanding common stock of Saratoga. Therefore, none of the former officers, directors and/or shareholders of Knightsbridge manage or have a controlling voting interest.

21. The net loss from Knightsbridge for approximately $198,000 was eliminated in consolidation and was not included in the statement of operations. The accumulated deficit balance at December 1, 1997 for $488,219 is from Knightsbridge and the net loss from Knightsbridge prior to the reverse merger for $197,909 was adjusted to additional paid in capital. The total of these two equals the recapitalization adjustment for $686,128. Thus, the ending accumulated deficit represents the operations of the accounting acquirer, Western.

     In order to make this presentation clearer we have netted these amounts in the opening additional paid in capital balance so that the reader will only see the activity of the accounting acquirer.

22. We have complied as requested. These acquisition costs have been charged to expense.

Financial Statements - Notes
Summary of Significant Accounting Policies
Comment Number

23.  Disclosed as requested. Note 2 j

24.  Disclosed as requested. Note 2 k and l

25. Disclosed as requested. In accordance with SOP 98-1, cost capitalization commences when an entity has completed the conceptual formulation, design, testing of possible project alternatives, including the process of vendor selection for purchased software, if any. These early-phase costs or preliminary project stage costs were expensed as required by SOP 98-1. Costs incurred subsequent to the preliminary project stage have been capitalized and will be amortized over the assets expected economic useful life of two years. The costs included in the capitalization were payroll, related payroll costs, and external direct costs of materials and services consumed in developing the web site. Management excluded general and administrative costs and overhead cost as required by SOP 98-1.

Financial Statements - Notes
Intangible Asset
Comment Number

26. a), 26. b), 26. c). We have changed the life of the operational right acquired to two years after giving greater consideration to the effects of technological obsolescence. We have added expanded language to the Business Activity section and Note 3 relating to the intangible asset. The operational right acquired from internet Interview Inc. was an intangible asset held by Interview, not a part of their core business, consisting of a conceptual blueprint of how to enter into the business of selling virtual prepaid phone cards over the internet. Interview went on to sell its business to a third party unrelated to both Saratoga and Interview. The asset purchased did not have the attributes of a business. It was not a separate entity, a subsidiary or a division. The asset purchased was never in operation and never produced income. There were no physical facilities, no employees, no market distribution system, no sales force, no customer base, no production techniques and no trade names. Mr. Morsey joined Saratoga because he was the originator of the conceptual blueprint and because Interview, his employer, was sold to a third party. We have reviewed EITF 98-3 and Rule 11-01(d) of Regulation S-X and conclude that the purchase of the operational right was the acquisition of a single intangible asset not a business acquisition.

Financial Statements - Notes

Loss Per Share
Comment Number

27. We have deleted the following phrase from Note 2. i) "which becomes effective for financial statements for fiscal years ending after December 15, 1997". In addition, the wording "less undeclared and not recorded cumulative Series A Convertible Preferred stock dividends of $15,110 for the year ended October 31, 1999" was deleted from the explanation of the diluted EPS calculation. We have revised the following phrase regarding basic earnings (loss) per share as follows:

     "Basic  net income  (loss) per share is  computed  by  dividing  net income
     (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. For the year ended October 31, 1999 and the three months ended January 31, 2000, Saratoga added undeclared and not recorded cumulative Series A Convertible Preferred stock dividends of $15,110 and $7,555 respectively to the net loss in order to arrive at the net loss available to common shareholders in accordance with SFAS No. 128."

28. We have complied as requested by adding language to Note 2 i. In performing this calculation for fiscal 1998, we treated the number of shares issued by the legal acquirer to the shareholders of the accounting acquiree as outstanding for the period from the beginning of the current reporting year until the date of the reverse merger. For the period after the transaction, the number of shares considered outstanding was the actual number of shares of the legal parent company outstanding during that period. Next, the average number of shares outstanding for the full year being reported upon was computed by averaging these two amounts.

     The statement of changes in stockholders' equity reflects the issuance of the stock issued by the legal acquirer, Knightsbridge, to effect the reverse merger. As presented on page F-5, we show 11,577,000 shares of common stock issued in the reverse merger.

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



Financial Statements - Notes
Divestiture
Comment Number

29.1Saratoga did not dispose of the entity Western Oil and Tire Distributors, Inc. In March 1999 Western Oil and Tire Distributors, Inc. changed its name to Saratoga International Holdings Corp. At the same time Saratoga concluded that its efforts to finance and complete a roll-up of retail tire and oil distribution companies would be more difficult than originally planned and decided to focus its attention on development of an internet business. Also at the same time Saratoga decided to separate its efforts in the oil and tire field by spinning-off these development efforts and some related liabilities to shareholders in the form of stock of a new entity. The Company was a development stage enterprise with no operating business or business segment. Our analysis of APB 30, paragraphs 13 and 14 is that the Western Project was not a business nor a segment of a business because it was in the development stage, no acquisitions were ever made and no operations were commenced. The Western project had no recorded assets, was never sold or abandoned and had no expected future results of operations to be accounted for on the books of Saratoga. Our conclusion is that there was no disposal of a segment of a business, therefore no disposition was presented. We have added explanatory language to the Plan of Operations discussion on Page 7 and we have added explanatory language to the Note 3 discussing the divestiture.

29.2,29.4 and 29.5 Western Oil & Tire Distributors Inc. was a company in the development stage during the entire period from inception December 1997 until March 19, 1999. WOTD did not acquire any oil and tire businesses nor did it have any other operations.

     All rights, title and interest to the WOTD name, business development plan and development efforts were transferred by Saratoga to a newly formed subsidiary, International Internet Petroleum & Tire Distributors, Inc. together with debt obligations of $399,942 related to the Western project. Of the $400,00 in debt obligations transferred $377,742 represented a note obligation to an unrelated third party with a principal and interest balloon payment due date of March 3, 2003. The Note was issued in a cash financing transaction prior to Saratoga's reverse merger transaction with Knightsbridge. Since Saratoga was not in a position to provide International with cash or other tangible assets, Saratoga issued 5,000,000 shares of its common stock at $0.05 per share valued at $250,000.

     The WOTD Project had a net deficit, therefore the $149,242 difference between the $399,242 liability accepted by International and the $250,000 worth of Saratoga common stock received by International was treated as a contribution to the capital of Saratoga by the shareholders of International who accepted the WOTD Project deficit representing prior costs of the Project. The $149,242 was accounted for as additional

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


     paid-in capital. The $149,242 is a non monetary item with an estimated fair value of the difference between the $399,242 of liabilities and $250,000 of stock transferred to International. The values of the liabilities and the stock are more readily determinable therefore were used to determine the value of the non monetary contribution to the capital of Saratoga.

     Subsequent to the spin-off date, the third party holder of the $377,742 note payable agreed to accept an equity security in payment of the debt obligation, provided that the equity security was issued by Saratoga, a publicly traded company and the original issuer of the note, rather than by International which was a non-trading company.

     The note was paid by Saratoga by the issuance of the 377,742 shares of its 8 percent convertible redeemable preferred stock valued at $1 per share to the note holder. As consideration for relief of the debt obligation, International issued 377,742 redeemable preferred shares at $1 per share to Saratoga effective the date of settlement of the debt obligation, April 30, 1999. Saratoga recorded the preferred shares it received from International at $377,742. Prior to October 31, 1999 the net investment in International of approximately $377,742 was written off on Saratoga's books in accordance with accounting practices governing decline in value of investments other than temporarily impaired.


                                                     DR              CR

        Equity in investment in subsidiary      $      500
        Note payable                            $  377,742
        Accounts payable                        $   21,500
        Paid-in Capital Common
           contribution to capital by
           International shareholders                            $ 149,242
        Investment in subsidiary                                 $     500
        Common Stock - Par                                       $   5,000
        Paid-in Capital Common                                   $ 245,000

     To record 5,000,000 shares of common stock issued to International and the transfer of debt obligations directly relating to the Western project in conjunction with the International spin-off transaction effective March 19, 1999 and to remove the accounts representing Saratoga's investment in International. Also to transfer the estimated fair value of the accumulated deficit accepted by the International shareholders.


                                                     DR              CR

        Equity in investment in subsidiary      $      500
        Note payable                            $  377,742
        Accounts payable                        $   21,500
        Paid-in Capital Common
           contribution to capital by
           International shareholders                            $ 149,242
        Investment in subsidiary                                 $     500
        Common Stock - Par                                       $   5,000
        Paid-in Capital Common                                   $ 245,000

     To record 5,000,000 shares of common stock issued to International and the transfer of debt obligations directly relating to the Western project in conjunction with the International spin-off transaction effective March 19, 1999 and to remove the accounts representing Saratoga's investment in International. Also to transfer the estimated fair value of the accumulated deficit accepted by the International shareholders.

The accounting entry relating to the spin-off transaction on Saratoga's books is as follows:


                                                     DR              CR

        Equity in investment in subsidiary      $      500
        Note payable                            $  377,742
        Accounts payable                        $   21,500
        Paid-in Capital Common
           contribution to capital by
           International shareholders                            $ 149,242
        Investment in subsidiary                                 $     500
        Common Stock - Par                                       $   5,000
        Paid-in Capital Common                                   $ 245,000

     To record 5,000,000 shares of common stock issued to International and the transfer of debt obligations directly relating to the Western project in conjunction with the International spin-off transaction effective March 19, 1999 and to remove the accounts representing Saratoga's investment in International. Also to transfer the estimated fair value of the accumulated deficit accepted by the International shareholders.

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



     The accounting entries relating to Saratoga's subsequent payment of the debt obligation transferred to International are as follows:

                                                     DR                  CR

        Receivable - International              $  377,742
        Note payable - CVI                                          $  377,742
          To record the transfer of the
          CVI note back to Saratoga from
          International
        Note payable - CVI                      $  377,742
        Preferred Stock issued                                      $  377,742
          To record 477,742 shares of 8%
          convertible redeemable preferred
          stock at $1 per share issued by
          Saratoga in settlement of the CVI
          note payable
        Investment - International              $  377,742
           preferred stock
        Receivable - International                                  $  377,742
           To record 377,742 shares of
           redeemable preferred stock at $1
           per share received from and issued
           by International as consideration
           for Saratoga's payment of the CVI
           Note Payable previously transferred
           to International by Saratoga in
           conjunction with the March 19, 1999
           spin-off transaction
                                                    DR                   CR
        Impairment loss on International        $  377,741
           Preferred Stock
        Investment - International Preferred                        $  377,741
           Stock to recognize the impairment
           in value of the International
           Preferred Stock

         Saratoga's obligation as issuer of the Note payable transferred to International was removed upon settlement of the note in April, 1999. Saratoga has no continuing obligation to fund International.

         The 5,000,000 shares of Saratoga's common stock were issued to International in conjunction with the spin-off transaction to provide International with capital in lieu of cash which was not available by Saratoga at the time of the spin-off.

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

         Management decided to leave the Saratoga shares in place as capital for International following Saratoga's settlement of the transferred debt obligation since the shareholders of Saratoga and International were the same on the effective date of the spin-off and the settlement of the CVI Note payable was not contemplated at the time of the spin-off.

         The International preferred shares issued to Saratoga were not within the scope of SFAS 115 because they were equity securities that did not have readily determinable fair values.

29.3We added the phrase "restricted as to tradability" to Note 3. The 5,000,000 shares issued to International were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. These shares cannot freely trade until registered and, currently, there are no other restrictions or special features (e.g. registration rights) related to these securities. The lack of tradability negatively affects the liquidity and the holding period of the investment and thus the value of the investment. We have objective evidence of this difference in value when we paid unrelated third parties for services with restricted shares versus free trading shares which generally involved a discount from the trade price of at least 20% and often more than 20%. Saratoga stock is traded on the OTC Bulletin Board in relatively small volumes. This fact has an affect on value of a block as large as 5,000,000 shares. In quantifying the marketability discount we first considered numerous restricted stock studies performed between 1966 and 1995. The studies have clearly provided a number of variables that should be considered for a specific security in predicting its restricted stock discount. They are as follows:

     o Revenues/Sales
     o Earnings (i.e.  reported net income)
     o Trading Market (i.e., NYSE, ASE or OTC)
     o Stability of earnings and stock price

     Other important factors considered were the number of shares issued by the registrant, the registrant's financial performance, condition, outlook, expected holding period and the required holding period return an investor would require for these illiquid securities versus the same investment if it were liquid.

     Since the entire restriction relates to lack of marketability we considered the estimate of 20%, given all the specific facts, to be reasonable.

Financial Statements - Notes
Common Stock Issuances
Comment Number

30. On the date of the reverse merger, there was no active traded market for the stock of the legal acquirer, Knightsbridge. Further, since this transaction involved a public shell with nominal assets and liabilities no goodwill should be recognized. This treatment is consistent with the accounting imposed by APB 16, accounting for purchase business combinations and what we understand to be the SEC's staff current position.

Stock Option Compensation.

31. The sale of 3.6 million common shares were issued to unrelated third parties. The disclosure has been revised accordingly.

Non-recurring Expenses.

32. There were 1,000,000 Warrants issued in June, 1999 in exchange for the operational right purchased from Internet interview, Inc. These Warrants were valued using the Black-Scholes option pricing model. These Warrants were exercisable immediately when issued and there was no commitment for performance by Interview. The issue date was the measurement date. The value computed was $102,666 which was capitalized as an intangible asset and amortized over two years. (See Notes 2 d, 3 and 9). The 2,000,000
     Warrants issued to PMR and Associates in May 1999 and the 1,700,000 Warrants issued to PMR and Associates in February, 1999 were valued using the Black-Scholes option pricing model. The Warrants were exercisable immediately when issued and there was no commitment for performance by PMR and Associates. The issue date was the measurement date. The values computed were $2,391 for the 2,000,000 Warrants issued in June, 1999 and $5,076 for Warrants issued in February, 1999. These amounts were charged to consulting expense.

33. We have complied as requested. We have added a table to the shareholders' equity Note.

34. a) Disclosure has been added to Note 10. The 2,000,000 shares held in escrow have been removed from equity as of the date of inception. We believe that shares held in escrow should not be considered outstanding because they were held in escrow under the contingency that LFI honors the Agreement. These share are not entitled to a vote under the Agreement. APB 16 paragraph 78 provides guidance on accounting for shares held in escrow under similar circumstances.

34. b) Disclosure has been added to Note 10. Knightsbridge and Language Force, Inc. entered into a Purchase and Sale Agreement in June 1997. This
     Agreement provided that an escrow agent would be mutually appointed. Although an escrow agent was appointed and the shares of both companies were deposited with the escrow agent, a formal escrow agreement was not finalized before LFI gave notice to Knightsbridge prior to October 31, 1997 that LFI did not intend to fulfill the Agreement and would take steps to have the Agreement rescinded. The Purchase and Sale Agreement defined some duties and responsibilities of the escrow agent including verifying Board of Director approval of each company, receipt of the shares from each company and payment of $220,000 by Knightsbridge to LFI. The escrow agent was also required to obtain confirmation from Knightsbridge to release their shares to LFI. Additionally, the escrow agent was to release shares to the parties based on payments made by Knightsbridge. Subsequent to the notice from LFI that LFI did not intend to fulfill the Agreement, Knightsbridge discontinued making payments to LFI. The escrow agent is holding the shares of both companies until the matter is resolved and is expected to dispose of the shares in accordance with the terms of a resolution. Both parties have agreed that the original agreement should be rescinded and have agreed to binding arbitration to resolve the manner in which to finalize rescission of the agreement. An arbitration hearing is scheduled for this matter on April 4, 2000.

34. c) Disclosure has been added to Note 10. The 8,000,000 shares contingently issuable in connection with the LFI matter have not been accounted for since they have not been issued and management believes it is unlikely these shares will ever be issued in the future. They have not been considered in the loss per share calculations because they would be anti-dilutive.

35. The options granted to AJAY were valued using the Black-Scholes option pricing model using the same variables disclosed in the shareholders equity Note. The options were exercisable immediately when issued and there were no commitments for performance by AJAY. The issue date was the measurement date. The value computed was $21,128 which was charged to consulting expense.

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